Exhibit 99.1
Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
James Hardie Industries N.V.
ARBN
097 829 895
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares/CUFS

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,618 ordinary shares/CUFS 4,638,690 options granted on 21 November 2006.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	26,618 ordinary shares/CUFS issues on exercise of options.
3,506,690 new options have been granted under the terms of the 2001 Equity Incentive Plan. Each option confers the rights to subscribe for one share/CUFS.
The options may be exercised as follows:
Quantity   exercise date              exercise price
876,673      21 November 2007   A$8.40
876,672      21 November 2008   A$8.40
1,753,345   21 November 2007   A$8.40
3,506,690 total
Options not exercised will lapse on 21 November 2016.

1,132,000 new options have been granted under the terms of the James Hardie Industries NV Long Term Incentive Plan 2006 approved by the shareholders at the 2006 Annual General Meeting. Each option confers the rights to subscribe for one share/CUFS.

•      542,000 of these options have TSR performance hurdles and
On the Third Anniversary, 21 November 2009, the TSR options shall vest under the following criteria:

•      50% of the options vest if the Company's TSR ranking is equal to or above the Median TSR;

•      An additional 2% of options vest for each 1% increment that the Company's TSR ranking is above the Median TSR.
If any options remain unvested, they will be retested every six months between the Third and Fifth Anniversary.

•   590,000 of these options have ROCE performance hurdles
On the Third Anniversary, 21 November 2009, the ROCE options shall vest under the following criteria:

•      50% of the options vest if the Company's ROCE performance is at the 60th percentile;

•      An additional 2% of options vest for each 1% increment that the Company's ROCE ranking is above the 60th percentile.

If any options remain unvested, they will be cancelled.

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes, rank equally with issued ordinary shares/CUFS Options: Not applicable

5	Issue price or consideration	Allotment of shares/CUFS on exercise of 13,816 options at A$3.0921 each; 12,802 options at A$5.0586 each. No consideration was paid for grant of 4,638,690 options.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
3,506,690 options granted as awards under the Equity Incentive Plan and the 1,132,000 options granted as awards under the Long Term Incentive Plan 2006 are intended to promote the Company's long term financial interests by encouraging management and other employees to acquire an ownership position in the Company, aligning the interests of participants with those of the Company's security holders and encouraging and rewarding their performance.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 November 2006 Options: Not applicable

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	464,825,237	shares/CUFS

+ See chapter 19 for defined terms.

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New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	21,682,971	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank for dividends equally with issued ordinary shares/CUFS. Options do not rank for dividends
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

	Cross reference: rule 7.7.	Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

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New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

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Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	23 November 2006

(Director/Company secretary)

Print name:	Benjamin Butterfield

== == == == ==

+ See chapter 19 for defined terms.

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